Zentek Announces Management Transition

Guelph, ON - July 11, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, announces that the board of directors has determined not to extend the consulting contract for Greg Fenton, the Company's Chief Executive Officer and a Director of the Company, when the term expires on March 31, 2026. The Company has begun its search for Mr. Fenton's successor, and, until such successor has been appointed, the Company's current executive team will continue to lead the Company.

"On behalf of the Board, I want to thank Greg for guiding Zentek on its path of growth and diversification over the past seven years, and for his stewardship of the business," said Eric Wallman, Chairman of the board of directors. "The board of directors is committed to ensuring that the new Chief Executive Officer will drive Zentek's transition from research and development to commercialization."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.